UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

❑	issuer tender offer subject to Rule 13e-4.

❑	going-private transaction subject to Rule 13e-3.

❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005, Amendment No. 3 thereto on January 27, 2005 and Amendment No. 4 thereto on February 3, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer dated January 10, 2005, as amended (the “Prospectus”) and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

On February 7, 2005, News Corporation (the “Company”) announced that it has extended the expiration date of its previously announced exchange offer for all of the outstanding shares of Fox Entertainment Group, Inc.’s (“Fox”) Class A common stock that the Company does not already own, upon the terms and subject to the conditions set forth in the prospectus for the exchange offer and the related Letter of Transmittal. The exchange offer, which was scheduled to expire at midnight, New York City time, on February 22, 2005, has been extended until midnight, New York City time, March 4, 2005.

Item 11. Additional Information.

(a)(5) Legal Proceedings. The information set forth in the Prospectus under the caption “Certain Legal Matters and Regulatory Approvals—Certain Legal Proceedings” is hereby amended and supplemented by amending and restating the second paragraph of the existing disclosure under such caption to read as follows:

“News Corporation is currently aware of seventeen purported class action complaints that have been filed in the Court of Chancery of the State of Delaware challenging the offer (one of which was voluntarily dismissed on January 19, 2005). News Corporation is also currently aware of two purported class action complaints raising substantially similar claims that have been filed in the Supreme Court of the State of New York County of New York. The New York complaints are captioned: Shrank v. Murdoch, et al., Index No. 600114/2005; and Green Meadows Ptr. v. Fox Entertainment, et al., No. 100706/2005. On February 7, 2005, the Court of Chancery of the State of Delaware entered an order consolidating the Delaware actions, designating the amended class action complaint filed by certain plaintiffs in connection therewith on January 27, 2005, as the operative complaint in the consolidated action and captioning the consolidated action as In Re Fox Entertainment Group, Inc. Shareholders Litigation, Consolidated C.A. No. 1033-N. The Court of Chancery of the State of Delaware also entered an order establishing March 1, 2005, as the date of a hearing to rule on plaintiffs’ motion for a preliminary injunction prohibiting completion of the offer and the subsequent merger.”

Item 12. Exhibits.

(a)(33)	Press release issued by News Corporation on February 7, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 8, 2005).

(a)(34)	Amended Complaint, In Re Fox Entertainment Group, Inc. Shareholders Litigation, filed in the Court of Chancery in the State of Delaware on January 27, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

News Corporation

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Fox Acquisition Corp

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President, General Counsel

Date: February 8, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(33)	Press release issued by News Corporation on February 7, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on February 8, 2005).

(a)(34)	Amended Complaint, In Re Fox Entertainment Group, Inc. Shareholders Litigation, filed in the Court of Chancery in the State of Delaware on January 27, 2005.

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